FORM 15

   Certificate and Notice of Termination of Registation under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

     Commission  File  Number  333-145352
                               ----------

                         Jefferson Casino Corporation
                         ----------------------------
             (Exact name of registant as specified in its charter)

              711 Casino Magic Drive, Bay Saint Louis, MS  39520
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   (Address, including zip code, and telephone number, including area code, of registrant's principal exeuctive offices)

                Guarantees of 13% Series B First Mortgage Notes
 Due 2003 with Contingent Interest issued by Casino Magic of Louisiana, Corp.
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           (Title of each class of securities covered by this Form)

                                     None
                                     ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(1) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:



Rule 12g-4(a)(1)(i).  [     ]  Rule 12h-3(b)(1)(ii)  [     ]
Rule 12g-4(a)(1)(ii)  [     ]  Rule 12h-3(b)(2)(i)   [     ]
Rule 12g-4(a)(2)(i).  [     ]  Rule 12h-3(b)(2)(ii)  [     ]
Rule 12g-4(a)(2)(ii)  [     ]  Rule 15d-6            [     ]
Rule 12h-3(b)(1)(i).  [ X   ]



    Approximate number of holders of record as of the certification or notice
                                 date:       1
                                       -------

     Pursuant to the requirements of the Securities Exchange Act of 1934 Jefferson Casino Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    August  13,  1998          Jefferson  Casino  Corporation

     BY:  /s/  Jay  Osman_________
          ------------------------
          Jay  Osman,  Executive  Vice  President
          and  Chief  Financial  Officer